UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        Stanley Furniture Company, Inc.
                                (Name of Issuer)

                     Common Stock, $.02 par value per share
                         (Title of Class of Securities)

                                 854305 20 8**
                                 (CUSIP Number)


                              Steven M. Peck, Esq.
  Hutchins, Wheeler & Dittmar, 101 Federal St, Boston, MA 02110 (617) 951-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 13, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


** In connection with the one-for-two reverse stock split referred to in Amendment No. 2 to Schedule 13D, this new CUSIP Number was issued. The prior CUSIP Number was 854305 10 9.

                                  SCHEDULE 13D

CUSIP No. 854305 20 8

1.   NAME OF REPORTING PERSON - ML-Lee Acquisition Fund Retirement
                                Accounts II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[ ]
                                                        (b)[X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                          [ ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                               7.    SOLE VOTING POWER
                                                     0
NUMBER OF
SHARES                                         8.    SHARED VOTING POWER
BENEFICIALLY                                         10,795
OWNED BY
EACH                                           9.    SOLE DISPOSITIVE POWER
REPORTING                                            0
PERSON WITH
                                              10.    SHARED DISPOSITIVE POWER
                                                     10,795


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,795

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D
                                 Amendment No. 3


     1.     Security and Issuer.

     This statement relates to the Common Stock, $.02 par value per share (the "Common Stock"), of Stanley Furniture Company, Inc., a Delaware corporation ("Stanley"), which has its principal executive offices at Route 57, Stanleytown, Virginia 24168.

     2.     Identity and Background.

     This statement is filed on behalf of (i) the ML-Lee Acquisition Fund, L.P., a Delaware limited partnership (the "Lee Fund") whose business address is World Financial Center, 23rd Floor, 225 Liberty Street, New York, New York 10080, (ii) the ML-Lee Acquisition Fund II, L.P., a Delaware limited partnership (the "Lee Fund II") whose business address is World Financial Center, 23rd Floor, 225 Liberty Street, New York, New York 10080, (iii) the ML-Lee Acquisition Fund (Retirement Accounts) II, L.P., a Delaware limited partnership (the "Lee Fund
(RA) II") whose business address is World Financial Center, 23rd Floor, 225 Liberty Street, New York, New York 10080, (iv) C. Hunter Boll whose business address is 75 State Street, Boston, Massachusetts 02109, (v) John W. Childs whose business address is One Federal Street, 21st Floor, Boston, Massachusetts 02110, (vi) David V. Harkins whose business address is 75 State Street, Boston, Massachusetts 02109, (vii) Glenn H. Hutchins whose business address is 345 Park Avenue, New York, New York 10154, (viii) Thomas H. Lee as settlor and sole beneficiary of the 1989 Thomas H. Lee Nominee Trust, dated 9/29/89 (the "Trust"), whose business address is 75 State Street, Boston, Massachusetts 02109; (ix) Scott A. Schoen whose business address is 75 State Street, Boston, Massachusetts 02109; (x) Thomas R. Shepherd whose business address is 75 State Street, Boston, Massachusetts 02109; (xi) Paxman & Co. whose business address is c/o Charles W. Robins, Esquire, Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, Massachusetts 02110; (xii) Thomas H. Lee Advisors I ("Advisors I") whose business address is 75 State Street, Boston, Massachusetts 02109; and (xiii) Thomas H. Lee Advisors II, L.P. ("Advisors II") whose business address is 75 State Street, Boston, Massachusetts 02109.

     The present principal occupation of each of the reporting persons who is a natural person is set forth on Schedule A hereto. Certain information with respect to the Lee Fund, Lee Fund II, Lee Fund (RA) II, Advisors I and Advisors II is set forth on Schedules B-1 through B-5 hereto.

     By his execution hereof, each of the reporting persons confirms that such person has not (and in the case of the partnerships and trust, none of such partnerships' general partners or such trust's trustees has), during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     By his execution hereof, each of the reporting persons confirms that such person has not (and in the case of partnerships and trust, none of such partnerships' general partners or such trust's trustees has), during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     3.     Source and Amount of Funds or Other Consideration.

     Each of the reporting persons received Common Stock as a result of the merger (the "Merger") of Stanley Acquisition Corporation, a Delaware corporation, into Stanley as described in Stanley's Proxy Statement/Prospectus dated October 13, 1992 ("Proxy Statement/Prospectus"). The specific securities exchanged by each of the undersigned and the Common Stock received is set forth on Schedule C hereto.

     4.     Purpose of the Transaction.

     The Common Stock covered by this report was acquired in connection with the Merger described in the Proxy Statement/Prospectus.

     By his execution hereof, except as discussed below, each of the reporting persons confirms that, as of the date of this statement, he has no plans or proposals which relate to or would result in any of the following:

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     On November 13, 1996 each of the reporting persons and Stanley entered into an Underwriting Agreement (the "Underwriting Agreement") with Dillon, Read & Co., Inc., Raymond James & Associates, Inc. and Wheat, First Securities, Inc., as representatives of the several underwriters (the "Underwriters") named therein. Pursuant to the terms of the Underwriting Agreement, the Selling Stockholders (as defined therein) have agreed to sell an aggregate of 1,000,000 of their shares of Common Stock to the public. The Underwriters have been granted an overallotment option to purchase an additional 150,000 of the Selling Stockholders' shares of Common Stock pursuant to the Underwriting Agreement. To the extent that the Underwriters' overallotment option is not fully exercised and those shares sold to the public, Stanley has agreed to purchase those additional 150,000 shares pursuant to a Stock Purchase Agreement dated November 13, 1996 (the "Stock Purchase Agreement"). The price to be paid by Stanley for any such shares will equal the price to the public net of any amount equal to the underwriting discount that otherwise would have been paid in respect of such shares. Any such repurchase by Stanley would occur promptly following the expiration of the Underwriters' 30-day overallotment option. This Amendment No. 3 to Schedule 13D relates to the sales made by the reporting persons pursuant to the Underwriting Agreement and the Stock Purchase Agreement, as described above.

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)     Any action similar to any of those enumerated above.

     5.     Interest in Securities of Stanley.

     Unless indicated otherwise, each of the reporting persons has the sole power to vote or to direct the vote of the shares beneficially owned by such person and the sole power to dispose or to direct the disposition of the shares beneficially owned by such person. Pursuant to the terms of the Underwriting Agreement and the Stock Purchase Agreement described in Item 4 above, the reporting persons have agreed to sell 100% of the holdings of Common Stock of Stanley.

     Thomas H. Lee has sole voting and dispositive power with respect to the shares of Common Stock held by the Trust. In addition, the Lee Fund and Advisors I share voting and dispositive power with respect to the shares of Common Stock held by the Lee Fund, and each of the Lee Fund II and the Lee Fund (RA) II share voting and dispositive power with Advisors II with respect to the shares of Common Stock held by each such fund.

     The reporting persons own 1,608,319 shares of Common Stock in the aggregate, or 35.1% of the outstanding Common Stock of Stanley. Each of the reporting persons expressly disclaims the existence of a "group" among the reporting persons, within the meaning of Section 13(d) of the Securities
Exchange Act of 1934, as amended, and the Rules and Regulations of the Securities Exchange Commission promulgated thereunder, with respect to the beneficial ownership of Common Stock to which this statement relates. The filing of this statement by the reporting persons shall not be deemed to constitute an admission on the part of any of the reporting persons that such a group exists, or that such person is the beneficial owner of any shares of Common Stock not held by it.

     6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Stanley.

     Messrs. Childs, Shepherd, Harkins, Hutchins, Schoen and Boll have the right to purchase shares of Stanley Furniture Company, Inc. common stock pursuant to individual option Agreements for the purchase of certain shares of 8% Convertible Preferred Stock of Stanley Holding Corporation executed by each of Messrs. Childs, Shepherd, Harkins, Hutchins, Schoen and Boll and the 1989 Thomas
H. Lee Nominee Trust dated 9/29/89 and Thomas H. Lee. Each of the above referenced Agreements were attached to Schedule 13D filed on behalf of the reporting persons on November 19, 1992 as Exhibits C through H and each is hereby incorporated by reference herein. The number of shares which each of Messrs. Childs, Shepherd, Harkins, Hutchins, Schoen and Boll have the right to purchase pursuant to such Option Agreements is set forth on Schedule D hereto.

         Pursuant to orders of the Securities and Exchange Commission under Sections 6(c), 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 thereunder issued on September 23, 1987, Investment Company Act Release No. 16,001, and September 1, 1989, Investment Company Act Release No. 17,123, the filing persons named below must participate in the disposition of shares of Common Stock on a proportionate basis and on the same terms and conditions (a "lock-step" disposition), unless any non-lock-step disposition is approved, as set forth in such orders, by the Independent General Partners and the Managing General Partner of each of the ML-Lee Acquisition Fund, L.P., the ML-Lee Acquisition Fund II, L.P. and the ML- Lee Acquisition Fund (Retirement Accounts) II, L.P.:

         ML-Lee Acquisition Fund, L.P. ML-Lee Acquisition Fund II, L.P. ML-Lee Acquisition Fund (Retirement Accounts) II, L.P.
         Thomas H. Lee Advisors II, L.P.
         Thomas H. Lee Advisors I
         John W. Childs
         David V. Harkins
         C. Hunter Boll
         Glenn H. Hutchins
         Thomas H. Lee
         Scott A. Schoen

         Thomas R. Shepherd
         Paxman & Co.

         Pursuant to Investment Advisory Agreements dated November 10, 1989, by and among, respectively, ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (collectively referred to as "Fund II"), and Thomas H. Lee Advisors II, L.P. ("Advisors II"), and Thomas H. Lee Company (the "Fund II Agreements"), Advisors II, subject to the supervision of the Managing General Partner and the Individual General Partners of Fund II, has the exclusive power and authority to make, monitor, manage, control and dispose of Fund II's "Qualified Investments," including its investment in Stanley, so long as each investment, sale, or other disposition by Advisors II on behalf of Fund II is on terms not less favorable in all material respects to any corresponding investments in the same securities of such company by third parties other than management including Advisors II or any affiliate thereof; provided, however, that for any portfolio company which is in default in the performance of a material provision of any lending agreement or for which the ratio of operating cash flow to current fixed charges for the four most recently completed fiscal quarters is less than or equal to 1.1 to 1 (a "troubled company"), so long as such default continues, or such ratio remains less than or equal to 1.1 to 1, any decision to modify the terms or increase the investment therein by Fund II or to dispose of all or a portion of the investment in such company shall only be made with approval by the Managing General Partner and the Independent General Partners. Advisors II is under the control of Thomas H. Lee.

         Pursuant to a Management Agreement dated September 14, 1987, by and among ML-Lee Acquisition Fund, L.P. ("Fund I"), Thomas H. Lee Advisors, Inc., and Thomas H. Lee Company, as assigned to and assumed by Thomas H. Lee Advisors I ("Advisors I") as of December 29, 1988 (the "Fund I Agreement"), Advisors I, subject to the supervision of the Managing General Partner and the Individual General Partners of Fund I, has the exclusive power and authority to make, monitor, manage, control and dispose of Fund I's "Qualified Investments," including its investment in Stanley, so long as each investment, sale or other disposition by Advisors I on behalf of Fund I is on terms not less favorable in all material respects to any corresponding investments in the same securities of such company by third parties other than management, including Advisors I or any affiliate thereof; provided, however, that for any portfolio company which is in default in the performance of a material provision of any lending agreement or for which the ratio of operating cash flow to current fixed charges is less than or equal to 1.1 to 1 (a "troubled company"), so long as such default continues, or such ratio remains less than or equal to 1.1 to 1, any decision to modify the terms of or increase the investment therein by Fund I or to dispose of all or a portion of the investment in such company shall only be made with approval by the Managing General Partner and the Independent General Partners. Advisors I is under the control of Thomas H. Lee.

         Each of the reporting persons has entered into the Underwriting Agreement, as described in Item 4 above, pursuant to which the Underwriters will acquire an aggregate of 1,000,000 of the Selling Stockholders' shares of Common Stock, for sale to the public. To the extent that the Underwriters' 30-day overallotment option pursuant to the Underwriting Agreement is not exercised, Stanley will repurchase such shares pursuant to the terms of the Stock Purchase Agreement, as described in Item 4 above.

         Stanley has also entered into a Registration Rights Agreement dated as of November 9, 1992 with ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P., ML-Lee Acquisition Fund (Retirement Accounts) II, L.P., Lee Stockholders (as defined therein) and Management Stockholders (as defined therein).

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and any other person with respect to any securities of Stanley.

         7.   Material to be Filed as Exhibits.

         Exhibit P         Underwriting  Agreement  dated as of November  13,
                           1996 between Dillon,  Read & Co., Inc., Raymond James
                           & Associates, Inc. and Wheat, First Securities, Inc.,
                           as representatives of the several  underwriters named
                           therein,  Stanley,  and the Selling  Stockholders (as
                           defined   therein)   (incorporated  by  reference  to
                           Exhibit 1.1 to  Stanley's  Registration  Statement on
                           Form S-3 No. 333-14063).

         Exhibit Q         Stock Purchase  Agreement  dated as of November 13,
                           1996 among Stanley and the Selling  Stockholders  (as
                           defined   therein)   (incorporated  by  reference  to
                           Exhibit 99.1 to Stanley's  Registration  Statement on
                           Form S-3 No. 333- 14063).

         Exhibit R         Registration  Rights Agreement dated as of November
                           9,  1992 by and  among  Stanley,  ML-Lee  Acquisition
                           Fund, L.P., ML-Lee  Acquisition Fund II, L.P., ML-Lee
                           Acquisition Fund (Retirement  Accounts) II, L.P., Lee
                           Stockholders  (as  defined  therein)  and  Management
                           Stockholders (as defined therein) (incorporated by reference to Exhibit 4.3 to Stanley's Registration
                           Statement on form S-1 No. 33-57432).

                                   Schedule A

         Name and Title                 Business Address               Principal Occupation

         C. Hunter Boll                 See Schedule B-2               See Schedule B-2
         John W. Childs                 See Schedule B-2               See Schedule B-2
         David V. Harkins               See Schedule B-2               See Schedule B-2
         Scott A. Schoen                See Schedule B-2               See Schedule B-2
         Thomas R. Shepherd             See Schedule B-2               See Schedule B-2
         Glenn H. Hutchins              Blackstone Group LP            Mr. Hutchins is currently Senior
         Senior Managing                345 Park Avenue                Managing Director of The
         Director                       New York, NY  10154            Blackstone Group, a private
                                                                       investment bank engaged in friendly
                                                                       principal investments, mergers and
                                                                       acquisitions.

                                  Schedule B-1.
          CERTAIN INFORMATION CONCERNING ML-LEE ACQUISITION FUND, L.P.

         Set forth below is the name, business or residence address, and present principal occupation or employment of the general partners of ML-Lee Acquisition Fund, L.P. (the "Lee Fund "), a Delaware limited partnership which has elected to be a Business Development Company under the Investment Company Act of 1940. The principal executive offices of the Lee Fund are located at World Financial Center, South Tower, New York, New York 10080. The Lee Fund is engaged in the business of holding and owning securities. Each individual listed below is a citizen of the United States.

          Name and Title                Business Address               Principal Occupation
1.        Thomas H. Lee                 Thomas H. Lee                  Individual General Partner of the Lee
          Individual General            Company                        Fund, ML-Lee Acquisition Fund II,
          Partner                       75 State Street                L.P. (the "Lee Fund II") and ML-Lee
                                        Boston, MA  02109              Acquisition Fund (Retirement
                                                                       Accounts) II, L.P. (the "Lee Fund
                                                                       (RA) II"; and together with the Lee
                                                                       Fund II, the "New Funds"; and
                                                                       together with the Lee Fund and the
                                                                       Lee Fund II, the "Funds").   Chairman
                                                                       of the Investment Adviser of the Lee
                                                                       Fund; Chairman of the Administrative
                                                                       General Partner of the Investment
                                                                       Adviser to the New Funds; Chairman
                                                                       of the Administrative General Partner
                                                                       of Thomas H. Lee Equity Partners
                                                                       L.P., Founder of the Thomas H. Lee
                                                                       Company (the "Lee Company") and
                                                                       its President since 1974.

2.        Vernon R. Alden               420 Boylston Street            Individual General Partner of each of
          Individual General            Suite 403                      the Funds.
          Partner                       Boston, MA  02116

                                     - 10 -

          Name and Title                Business Address               Principal Occupation
          Name and Title                Business Address               Principal Occupation
3.        Joseph L. Bower               Harvard University             Individual General Partner of each of
          Individual General            Graduate School of             the Funds.  Donald Kirk David
          Partner                       Business                       Professor of Business Administration,
                                        Administration                 Harvard University Graduate School
                                        Boston, MA  02163              of Business Administration.  Faculty
                                                                       member since 1963.

4.        Stanley H. Feldberg           One Sanderling Court           Individual General Partner of each of
          Individual General            Hilton Head, SC                the Funds.
          Partner                       29926

5.        Mezzanine                     c/o ML Mezzanine               Managing General Partner of the Lee
          Investments, L.P., a          Inc.                           Fund since 1987 and engaged in no
          Delaware limited              World Financial                other activities at this point in time.
          partnership;                  Center, South Tower
          Managing General              New York, New York
          Partner                       10080

          A.       ML                   World Financial                ML Mezzanine Inc. is the general
                   Mezzanine            Center, South Tower            partner of Mezzanine Investments,
                   Inc., a              New York, New York             L.P., the Lee Fund's Managing
                   Delaware             10080                          General Partner.
                   corporation.
                   Sole General
                   Partner of
                   Mezzanine
                   Investments,
                   L.P.

Directors and Officers of
ML Mezzanine Inc.

          Kevin K. Albert               World Financial                Vice President and a Managing
          Chairman, President,          Center                         Director of the Investment Banking
          and Director                  North Tower                    Group ("ML Investment Banking") of
          Managing General              New York, New York             Merrill Lynch, Pierce, Fenner &
          Partner                       10281                          Smith Incorporated ("MLPF&S").

                                     - 11 -

                                                                       Mr. Albert is the manager of the
                                                                       Equity Private Placement Group  of
                                                                       ML Investment Banking and is involved
                                                                       in structuring, marketing and closing a
                                                                       diversified array of private equity
                                                                       financings including common stock,
                                                                       preferred stock, limited partnership
                                                                       interests and other equity-related
                                                                       securities.

          James V. Caruso               World Financial                Director of ML Investment Banking.
          Executive Vice                Center                         Since June 1992, Mr. Caruso has
          President and                 South Tower                    served as Manager of MLPF&S's
          Director                      New York, New York             Partnership Analysis and Management
                                        10080                          Department, (the "Partnership Management
                                                                       Department"), which  is responsible for
                                                                       accounting and the ongoing administration
                                                                       and operations of more than 150 investment
                                                                       limited partnerships as well as the MLPF&S
                                                                       affiliated entities that manage or
                                                                       administer such partnerships.
                                                                       Mr. Caruso serves as a director  of ML
                                                                       Mezzanine II Inc.

          Robert F. Aufenanger          World Financial                Vice President of Merrill Lynch &
          Executive Vice                Center                         Co., Corporate Vice President, Credit
          President and                 South Tower                    and a Director of the Partnership
          Director                      New York, New York             Director Management Department.
                                        10080                          Mr. Aufenanger is responsible for the
                                                                       ongoing management of the
                                                                       operations of the equipment and
                                                                       project-related limited partnerships
                                                                       for which subsidiaries of ML Leasing
                                                                       Equipment Corp., an affiliate
                                                                       of    the Managing General
                                                                       Partner, are general partners.

                                     - 12 -

          Rosalie Y. Goldberg           World Financial                Vice President of MLPF&S Private
          Vice President and            Center                         Client Director Group.  Ms. Goldberg
          Director                      South Tower                    also is Manager of the MLPF&S
                                        New York, New York             Special Investments Group, a vice
                                        10080                          president and a director of ML
                                                                       Mezzanine II Inc.

          Audrey L. Bommer              World Financial                Joined ML Investment Banking in
          Vice President and            Center                         1994 and serves as Treasurer and chief
          Treasurer                     South Tower                    financial officer to the Funds.  Ms.
                                        New York, New York             Bommer manages all financial
                                        10080                          reporting, accounting, ministerial and
                                                                       administrative services in the
                                                                       Partnership Management Department.
                                                                       Ms. Bommer also serves as Vice
                                                                       President and Treasurer of ML
                                                                       Mezzanine II and ML Fund
                                                                       Administrators.

          Roger F. Castoral, Jr.        World Financial                Joined ML Investment Banking in
          Assistant Treasurer           Center                         1995 and serves as Assistant Treasurer
                                        South Tower                    to the Funds.  Mr. Castoral is
                                        New York, New York             responsible for fund accounting and
                                        10080                          financial reporting functions in the
                                                                       Partnership Management Department.
                                                                       Mr. Castoral also serves as Assistant
                                                                       Treasurer of ML Mezzanine II and
                                                                       ML Fund Administrators.

                                  Schedule B-2.
             CERTAIN INFORMATION CONCERNING THOMAS H. LEE ADVISORS I

         Set forth below is the name, business address, and present principal occupation or employment of each director and executive officer of Thomas H. Lee Advisors I ("Advisors I"), a Massachusetts business trust with its principal executive offices located at 75 State Street, Boston, Massachusetts, 02109. Advisors I is the Investment Adviser to ML-Lee Acquisition Fund, L.P. (the "Lee Fund"). Each individual listed below is a citizen of the United States.

          Name and Title                Business Address               Principal Occupation

1.        Thomas H. Lee                 See Schedule B-1               See Schedule B-1
          Chairman and
          Trustee
2.        John W. Childs                One Federal Street             President of J.W. Childs Associates,
          President and Trustee         Boston, MA 02110               L.P., an investment management
                                                                       company.

3.        Thomas R. Shepherd            Thomas H. Lee                  Managing Director of the Lee
          Executive Vice                Company                        Company.
          President                     75 State Street
                                        Boston, MA  02109
4.        David V. Harkins              Thomas H. Lee                  Managing Director of the Lee
          Senior Vice President         Company                        Company.
          and Trustee                   75 State Street
                                        Boston, MA  02109

                                     - 14 -

5.        C. Hunter Boll                Thomas H. Lee                  Managing Director of the Lee
          Vice President                Company                        Company.
                                        75 State Street
                                        Boston, MA  02109
6.        Scott A. Schoen               Thomas H. Lee                  Managing Director of the Lee
          Vice President                Company                        Company..  Vice President of T.H.
                                        75 State Street                Lee Mezzanine II.
                                        Boston, MA  02109
7.        Wendy L. Masler               Thomas H. Lee                  Senior Vice President and Treasurer
          Treasurer and Clerk           Company                        of the Lee Company.  Treasurer and
                                        75 State Street                Clerk of T.H. Lee Mezzanine II.
                                        Boston, MA  02109

                                  Schedule B-3.
         CERTAIN INFORMATION CONCERNING ML-LEE ACQUISITION FUND II, L.P.

         Set forth below is the name, business or residence address, and principal occupation or employment of the general partners of ML-Lee Acquisition Fund II, L.P. (the "Lee Fund II"), a Delaware limited partnership which has elected to be a Business Development Company under the Investment Company Act of 1940. The principal executive offices of the Lee Fund II are located at World Financial Center, South Tower, New York, New York 10080. The Lee Fund II is engaged in the business of holding and owning securities. Each individual listed below is a citizen of the United States.

          Name and Title                Business Address               Principal Occupation

1.        Thomas H. Lee                 See Schedule B-1               See Schedule B-1
          Individual General
          Partner

2.        Vernon R. Alden               See Schedule B-1               See Schedule B-1
          Individual General
          Partner

3.        Joseph L. Bower               See Schedule B-1               See Schedule B-1
          Individual General
          Partner

4.        Stanley H. Feldberg           See Schedule B-1               See Schedule B-1
          Individual General
          Partner

5.        Mezzanine                     World Financial                Managing General Partner to the Lee
          Investments II, L.P.,         Center, South Tower            Fund II and the Lee Fund (RA) II.
          a Delaware limited            New York, New York
          partnership;                  10080
          Managing General
          Partner

                                     - 16 -

          A.       ML                   World Financial                ML Mezzanine II Inc. is the general
                   Mezzanine II         Center, South Tower            partner of Mezzanine Investments II,
                   Inc., a              New York, New York             L.P., the Lee Fund II's and the Lee
                   Delaware             10080                          Fund (RA) II's Managing General
                   corporation.                                        Partner.
                   Sole General
                   Partner of
                   Mezzanine
                   Investments
                   II, L.P.

Directors and Officers of
ML Mezzanine II Inc.

i.        Kevin K. Albert               See Schedule B-1               See Schedule B-1
          Chairman, President
          and Director

ii.       James V. Caruso               See Schedule B-1               See Schedule B-1
          Executive Vice
          President and
          Director

iii.      Robert F. Aufenanger          See Schedule B-1               See Schedule B-1
          Executive Vice
          President and
          Director

iv.       Rosalie Y. Goldberg           See Schedule B-1               See Schedule B-1
          Vice President and
          Director

v.        Audrey L. Bommer              See Schedule B-1               See Schedule B-1
          Vice President and
          Treasurer

vi.       Roger F. Castoral, Jr.        See Schedule B-1               See Schedule B-1
          Assistant Treasurer

                                  Schedule B-4.
             CERTAIN INFORMATION CONCERNING ML-LEE ACQUISITION FUND
                         (RETIREMENT ACCOUNTS) II, L.P.

         Set forth below is the name, business or residence address, and principal occupation or employment of the general partners of ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (the "Lee Fund (RA) II"), a Delaware limited partnership which has elected to be a Business Development Company under the Investment Company Act of 1940. The principal executive offices of the Lee Fund
(RA) II are located at World Financial Center, South Tower, New York, New York 10080. The Lee Fund (RA) II is engaged in the business of holding and owning securities. Each individual listed below is a citizen of the United States.

          Name and Title                Business Address               Principal Occupation

1.        Thomas H. Lee                 See Schedule B-1               See Schedule B-1
          Individual General
          Partner

2.        Vernon R. Alden               See Schedule B-1               See Schedule B-1
          Individual General
          Partner

3.        Joseph L. Bower               See Schedule B-1               See Schedule B-1
          Individual General
          Partner

4.        Stanley H. Feldberg           See Schedule B-1               See Schedule B-1
          Individual General
          Partner

5.        Mezzanine                     See Schedule B-3               See Schedule B-3
          Investments II, L.P.,
          a Delaware limited
          partnership;
          Managing General
          Partner

                                     - 18 -

          A.       ML Mezzanine II      See Schedule B-3               See Schedule B-3
                   Inc., a Delaware
                   corporation. Sole
                   General Partner of
                   Mezzanine
                   Investments, II,
                   L.P.

Directors and Officers of
 ML Mezzanine II Inc.

i.        Kevin K. Albert               See Schedule B-1               See Schedule B-1
          Chairman, President
          and Director

ii.       James V. Caruso               See Schedule B-1               See Schedule B-1
          Executive Vice
          President and
          Director

iii.      Robert F. Aufenanger          See Schedule B-1               See Schedule B-1
          Executive Vice
          President and
          Director

iv.       Rosalie Y. Goldberg           See Schedule B-1               See Schedule B-1
          Vice President and
          Director

v.        Audrey L. Bommer              See Schedule B-1               See Schedule B-1
          Vice President and
          Treasurer

vi.       Roger F. Castoral, Jr.        See Schedule B-1               See Schedule B-1
          Assistant Treasurer

                                  Schedule B-5.
         CERTAIN INFORMATION CONCERNING THOMAS H. LEE ADVISORS II, L.P.

         Set forth below is the name, business address, and present principal occupation or employment of each director and executive officer of Thomas H. Lee Advisors II, L.P. ("Advisors II"), a Delaware Limited Partnership with its principal executive offices located at 75 State Street, Boston, Massachusetts, 02109. Advisors II is the Investment Adviser to ML-Lee Acquisition Fund II, L.P. (the "Lee Fund II") and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (the "Lee Fund (RA) II"). Each individual listed below is a citizen of the United States.

          Name and Title                Business Address               Principal Occupation

1.        Thomas H. Lee                 See Schedule B-1               See Schedule B-1
          Individual General
          Partner

2.        T.H. Lee Mezzanine II,        Thomas H. Lee                  Performs administrative services on
          a Massachusetts               Company                        behalf of Advisors II.
          Business Trust,               75 State Street
          Administrative General        Boston, MA  02109
          Partner

          A.       Thomas H. Lee        See Schedule B-1               See Schedule B-1
                   Chairman, Trustee

          B.       John W. Childs       See Schedule B-2               See Schedule B-2
                   President, Trustee

          C.       Thomas R.            See Schedule B-2               See Schedule B-2
                   Shepherd
                   Executive Vice
                   President

          D.       David V. Harkins     See Schedule B-2               See Schedule B-2
                   Senior Vice
                   President, Trustee

          E.       C. Hunter Boll       See Schedule B-2               See Schedule B-2
                   Vice President

          F.       Scott A. Schoen      See Schedule B-2               See Schedule B-2
                   Vice President

          G.       Wendy L. Masler      See Schedule B-2               See Schedule B-2
                   Treasurer and
                   Clerk

                                   Schedule C

                                                 Shares of
                                                 Securities                             Common Stock
Name                                             Exchanged                                Received

ML-LEE ACQUISITION                               $21.4 million principal                    3,330,116
FUND, L.P.                                       amount of Stanley 14%
                                                 Subordinated Notes

                                                 30,000 shares of Stanley                     464,860
                                                 Holding Corporation 8%
                                                 Senior Convertible
                                                 Preferred Stock ("Holding
                                                 8% Preferred Stock")

                                                 100,000 shares of Stanley                  1,556,129
                                                 14% Senior Preferred Stock

THOMAS H. LEE ADVISORS I                         $21.4 million principal                    3,330,116
                                                 amount of Stanley 14%
                                                 Subordinated Notes

                                                 30,000 shares of Holding                     464,860
                                                 8% Preferred Stock

                                                 100,000 shares of Stanley                  1,556,129
                                                 14% Senior Preferred Stock

ML-LEE ACQUISITION                               802,312 shares of Stanley                     46,211
FUND II, L.P.                                    10% Cumulative Redeemable
                                                 Preferred Stock ("Stanley
                                                 10% Preferred Stock")

ML-LEE ACQUISITION                               642,776 shares of Stanley                     37,022
FUND (RETIREMENT                                 10% Preferred Stock
ACCOUNTS) II, L.P.

                                     - 21 -

THOMAS H. LEE ADVISORS II,                       802,312 shares of Stanley                     46,211
L.P.                                             10% Preferred Stock

                                                 642,776 shares of Stanley                     37,022
                                                 10% Preferred Stock

Thomas H. Lee as settlor                         3,925 shares of Holding                       60,819
and sole beneficiary of the                      8% Preferred Stock
1989 Thomas H. Lee Nominee
Trust, Dated 9/29/89

C. Hunter Boll                                   100 shares of Holding 8%                       1,549
                                                 Preferred Stock

John W. Childs                                   250 shares of Holding 8%                       3,873
                                                 Preferred Stock

David V. Harkins                                 166.67 shares of Holding 8%                    2,582
                                                 Preferred Stock

Glenn H. Hutchins                                166.67 shares of Holding 8%                    2,582
                                                 Preferred Stock

Scott A. Schoen                                  100 shares of Holding 8%                       1,549
                                                 Preferred Stock

Thomas R. Shepherd                               83.33 shares of Holding 8%                     1,291
                                                 Preferred Stock

Paxman & Co.                                     208.33 shares of Holding                       3,228
                                                 8% Preferred Stock

                                   Schedule D

The following chart summarizes the number of shares of Stanley Furniture Company, Inc. purchasable by the named individuals listed below pursuant to option agreements, for the purchase of shares of 8% Convertible Preferred Stock of Stanley Holding Corporation, executed among the named individuals, the 1989 Thomas H. Lee Nominee Trust dated 9/29/89 and Thomas H. Lee.

                                                                                     Number of Shares
                                                 Option Exercise                   of Stanley Furniture
                                                Price for Stanley               Company, Inc. Common
                                            Furniture Company, Inc.                   Stock Purchasable
          Individual                               Common Stock                         Within 60 Days

John W. Childs                                          $12.91                               1,936
Thomas R. Shepherd                                      $12.91                                 645
Glenn H. Hutchins                                       $12.91                               1,291
David V. Harkins                                        $12.91                               1,291
C. Hunter Boll                                          $12.91                                 774
Scott A. Schoen                                         $12.91                                 774

                                   Signatures

           After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated:  November 14, 1996              ML-LEE ACQUISITION FUND, L.P.

                                       By:  MEZZANINE INVESTMENTS, L.P.
                                            Managing General Partner

                                       By:  ML MEZZANINE INC.,
                                            General Partner


                                       By:  s/ Audrey L. Bommer
                                            Name: Audrey L. Bommer
                                            Title:Vice-President and Treasurer


                                       ML-LEE ACQUISITION FUND II, L.P.

                                       By:  MEZZANINE INVESTMENTS II, L.P.,
                                            Managing General Partner

                                       By:  ML MEZZANINE II INC.,
                                            General Partner


                                       By:  s/ Audrey L. Bommer
                                            Name: Audrey L. Bommer
                                            Title:Vice-President and Treasurer

                                       ML-LEE ACQUISITION FUND
                                       (RETIREMENT ACCOUNTS) II, L.P.

                                       By:  MEZZANINE INVESTMENTS II, L.P.,
                                            Managing General Partner

                                       By:  ML MEZZANINE II INC.,
                                            General Partner


                                       By:  s/ Audrey L. Bommer
                                            Name: Audrey L. Bommer
                                            Title:Vice-President and Treasurer

                                       Thomas H. Lee Advisors I


                                       By:  s/ David V. Harkins
                                            Name:   David V. Harkins
                                            Title:     Senior Vice President


                                       Thomas H. Lee Advisors II, L.P.

                                       By:  Thomas H. Lee Mezzanine
                                            Administrative General Partner


                                       By:  s/ David V. Harkins
                                            Name:   David V. Harkins
                                            Title:     Senior Vice President



                                       s/ C. Hunter Boll*
                                       C. Hunter Boll



                                       s/ John W. Childs*
                                       John W. Childs
                                       s/ David V. Harkins
                                       David V. Harkins



                                       s/ Glenn H. Hutchins*
                                       Glenn H. Hutchins


                                       State Street Bank and Trust Company of
                                       Connecticut, N.A., Not Individually, But
                                       As Trustee for the 1989 Thomas H. Lee
                                       Nominee Trust, Dated 9/29/89, as amended

                                       By:s/ Thomas H. Lee*
                                          Thomas H. Lee, as settlor and sole
                                          beneficiary of the 1989 Thomas H. Lee
                                          Nominee Trust dated September 29,
                                          1989, as amended



                                       s/ Scott A. Schoen*
                                       Scott A. Schoen



                                       s/ Thomas R. Shepherd*
                                       Thomas R. Shepherd


                                       PAXMAN & CO.


                                       By:  s/ Adrienne Smith
                                       Name:   Adrienne Smith
                                       Title:     Partner


* By:    s/ David V. Harkins
         David V. Harkins
         Attorney-in-Fact